16 December 2022

UPDATE ON PURCHASES OF ORDINARY SHARES BY BURFORD CAPITAL EMPLOYEE BENEFIT TRUST

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces that it was notified by the trustee of the Burford Capital Employee Benefit Trust (the “EBT”) that it has purchased in the open market 109,761 of Burford’s ordinary shares of nil par value (“Shares”) in accordance with Burford’s irrevocable instructions.

As previously announced, the purchased Shares will be held by the trustee of the EBT and used to satisfy vested awards made under Burford Capital's 2016 Long Term Incentive Plan. The EBT is a discretionary trust for the benefit of the employees of Burford and its subsidiaries.

Details of the purchases of the Shares are set forth below:

Date	Stock Exchange	Number of Shares Acquired	Average Price Paid Per Share
December 9, 2022	LSE	26,500	713.8488p
December 12, 2022	LSE	25,000	716.5083p
December 13, 2022	LSE	17,297	729.9897p
December 14, 2022	LSE	15,464	709.6488p
December 15, 2022	LSE	25,500	701.2185p

The weighted average price of the purchases of the Shares on the London Stock Exchange was 713.4721p per Share.

The EBT is expected to continue purchasing Shares in the open market up to 400,000 Shares for an expected market value of approximately £2,804,000 (based on the closing sale price on London Stock Exchange’s AIM on December 7, 2022) up until December 31, 2022.

Further announcements with details of future purchases will follow to the extent required under the applicable laws and regulations, including an announcement upon completion of these purchases.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia - email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas - email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations - email	+1 (212) 235 6824

Numis Securities Limited - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its principal offices in New York, London, Chicago, Washington, DC, Singapore, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This release does not constitute an offer of any Burford fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided herein is for informational purposes only. Past performance is not indicative of future results. The information contained herein is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in the funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we file with, or furnish to, the US Securities and Exchange Commission (the “SEC”), other information sent to our security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that our actual results of operations, including our financial position and liquidity, and the development of the industry in which we operate, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those we expect include those discussed under “Risk Factors” in our annual report on Form 20-F filed with the SEC on March 29, 2022, our interim report on Form 6-K furnished to the SEC on August 9, 2022, and other reports or documents that we file with, or furnish to, the US Securities and Exchange Commission from time to time. In addition, even if our results of operations, including our financial position and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, we undertake no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.